TMD ENERGY LIMITED

B-10-06, Block B, Plaza Mont Kiara

No. 2, Jalan Kiara, Mont Kiara

50480 Kuala Lumpur

Wilayah Persekutuan, West Malaysia

Via Edgar

August 7, 2024

Division of Corporation Finance

Office of Trade & Services

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: TMD Energy Ltd (the “Company”)

Amendment No. 1 to Draft Registration Statement on Form F-1

Submitted June 11, 2024

CIK No. 0002009714

Dear SEC Officers:

We hereby provide a response to the comments issued in a letter dated August 2, 2024 (the “Staff’s Letter”) regarding the Company’s Amendment No. 1 to Draft Registration Statement on Form F-1 (the “Draft Registration Statement”). Contemporaneously, we are filing the revised Draft Registration Statement via Edgar (the “Amended F-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended F-1, we have responded to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Amendment No. 1 to Draft Registration Statement on Form F-1

Notes to Consolidated Financial Statements

Note 8 - Related party transactions, page F-19

1.	Please revise your disclosure consistent with your response to prior comment 16 to include the significant terms of the Guarantee Agreement between Raja Ismail and your parent Straits, and clarify the accounting for the reimbursement of legal fees under this agreement.

Response: We respectfully advise the Staff that we have revised the page F-20 of the Amended F-1.

Note 15 - Commitments and Contingencies

Contingencies, page F-25

2.	Please revise your disclosure to explain why there is not at least a reasonable possibility that a loss or additional loss may be incurred by the company in regards to the legal proceedings involving Tumpuan Megah consistent with your response to prior comment 17. Refer to ASC 450-20-50-3.

Response: We respectfully advise the Staff that we have revised page F-25 of the Amended F-1.

General

3.	We note your revisions in response to comment 7. Please clarify whether the Russia- Ukraine conflict has materially affected your operations or financial results.

Response: We respectfully advise the Staff that we have revised page 59 of the Amended F-1.

Please reach Lawrence Venick, the Company’s outside counsel at +852.5600.0188 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Dato’ Sri Kam Choy HO
TMD Energy Limited
Chief Executive Officer
Encl.